Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2017 and March 31, 2016. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 13, 2017. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
•	continued low prices for crude oil and petroleum products and volatility in gas prices;
•	our ability to leverage GasLog Ltd. (“GasLog”)’s relationships and reputation in the shipping industry;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to purchase vessels from GasLog in the future;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, dry-docking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 13, 2017, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Cash Distribution

On April 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.50 per common unit for the quarter ended March 31, 2017. The cash distribution is payable on May 12, 2017, to all unitholders of record as of May 8, 2017. The aggregate amount of the declared distribution will be $20.1 million.

End of Subordination Period

The subordination period on the existing 9,822,358 subordinated units held by GasLog will extend until the second business day following the aforementioned cash distribution. Upon expiration of the subordination period, each outstanding subordinated unit (100% held by GasLog) will automatically convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

Recent Developments

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at an offering price of $20.50 per unit. In addition, the option to purchase additional shares was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. GasLog Partners also issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The total net proceeds, including the partial exercise by the underwriter of the option to purchase additional shares after deducting underwriting discounts and other offering expenses, were $79.6 million.

On March 23, 2017, GasLog Partners signed an agreement to acquire 100% of the shares in the entity that owns and charters the GasLog Greece from GasLog. The GasLog Greece is a 174,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 which is chartered to Royal Dutch Shell plc (“Shell”) through March 2026. The aggregate purchase price for the acquisition will be $219.0 million, which includes $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners expects to finance the acquisition with cash on hand, including proceeds from its recent equity offering, and the assumption of the GasLog Greece’s outstanding indebtedness of $151.4 million.

As of March 31, 2017, GasLog holds a 27.6% interest in the Partnership (including 2% through general partner units). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters with an initial duration of five full years or more.

Our fleet consists of nine LNG carriers, including four vessels with modern TFDE propulsion and five modern steam propulsion vessels (“Steam”) that operate under long-term charters with wholly owned subsidiaries of Shell. Our fleet will increase to ten LNG carriers once we complete the acquisition of the GasLog Greece, a 174,000 cbm TFDE LNG carrier built in 2016. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows during the life of these charters. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

As of March 31, 2017, our fleet consisted of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
GasLog Sydney	2013	155,000	Shell	TFDE	September 2018	—
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025–2030 (1)
Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023–2025 (2)
Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	2022–2024 (2)
Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022–2024 (3)
Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023–2025 (3)
Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023–2025 (3)
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(1)	Charterer may extend the term of the time charter for a period ranging from five to ten years, and the charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	Charterer may extend the term of two of the related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

Charter Expirations

The initial terms of the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney began upon delivery of the ships in January 2013, March 2013 and May 2013, respectively, and were due to terminate in January 2018, March 2018 and May 2019, as applicable, with Methane Services Limited (“MSL”) having options to extend the terms of each of the charters for up to eight years at specified hire rates. In April 2015, the charter expirations were amended and the initial terms of the time charters for the GasLog Shanghai and the GasLog Santiago were each extended by four months to May 2018 and July 2018, respectively, whilst the initial term for the GasLog Sydney was shortened by eight months to September 2018. Each charter extension and the length thereof was to be nominated by MSL at least 18 months before the end of the current charter period for each vessel. No such nominations have been received for the three ships within the required notice period. The Gaslog Shanghai is due to come off charter in May 2018 plus or minus 30 days, the GasLog Santiago is due to come off charter in July 2018 plus or minus 30 days and the GasLog Sydney is due to come off charter in September 2018 plus or minus 30 days. GasLog Partners is considering several options for these vessels which include fixing new multi-year charters with third parties or trading such vessels on an interim basis in the spot market, and will pursue the most advantageous redeployment depending on evolving market conditions. In accordance with the agreement entered into in April 2015 between GasLog and GasLog Partners, if GasLog Partners does not enter into a multi-year third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat charter or time charter arrangement that is designed to guarantee the total cash available for distribution from the vessel for one year, being the eight months by which the charter was shortened rounded up to one year as previously agreed.

Additional Vessels

Existing Vessel Interests Purchase Options

In addition to the announced acquisition of the GasLog Greece, we currently have the option to purchase from GasLog: (i) the Solaris, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar within 36 months after GasLog notifies our board of directors of their acceptance by their charterers, (ii) the Methane Lydon Volney within 36 months after the closing of our initial public offering on May 12, 2014 which option will expire in May 2017 if not extended and (iii) as provided for under the addendum to the omnibus agreement dated April 21, 2015, among GasLog, GasLog Partners, our general partner and GasLog Partners Holdings, the Methane Becki Anne and the Methane Julia Louise (which is subject to a multi-year charter to MSL), within 36 months after the completion of their acquisition by GasLog on March 31, 2015. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)
Solaris	2014	155,000	Shell	TFDE	June 2021
GasLog Greece (2)	2016	174,000	Shell	TFDE	March 2026
GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026
GasLog Geneva	2016	174,000	Shell	TFDE	September 2023
GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023
Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020
Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024
Methane Julia Louise (3)	2010	170,000	Shell	TFDE	March 2026

(1)	Indicates the expiration of the initial fixed term.

(2)	On March 23, 2017, GasLog Partners signed an agreement to acquire 100% of the shares in the entity that owns and charters the GasLog Greece from GasLog. The closing of the acquisition is expected to take place in the second quarter of 2017.

(3)	On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui Co., Ltd. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its then current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven year charter with MSL.
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Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The five newbuildings listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion(4)	Estimated Charter Expiration(5)
Hull No. 2130	Q1 2018	174,000	Shell	LP-2S	2027
Hull No. 2800	Q1 2018	174,000	Shell	LP-2S	2028
Hull No. 2801	Q1 2018	174,000	Total(2)	LP-2S	2025
Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029
Hull No. 2212	Q2 2019	180,000	Centrica (3)	LP-2S	2026

(1)	Expected delivery quarters are presented.

(2)	The vessel is chartered to Total Gas & Power Chartering Limited (“Total”).

(3)	The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(4)	References to “LP-2S” refer to low pressure dual-fuel two-stroke engine propulsion.

(5)	Charter expiration to be determined based upon actual date of delivery.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfer of the GasLog Seattle from GasLog to the Partnership on November 1, 2016 was accounted for as a reorganization of entities under common control under IFRS. The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended March 31, 2016 compared to the three-month period ended March 31, 2017

	IFRS Reported Common Control Results
	2016	2017	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	56,127	56,993	866
Vessel operating costs	(12,748)	(11,168)	1,580
Voyage expenses and commissions	(799)	(715)	84
Depreciation	(12,531)	(12,362)	169
General and administrative expenses	(2,942)	(3,084)	(142)
Profit from operations	27,107	29,664	2,557
Financial costs	(8,210)	(8,782)	(572)
Financial income	18	117	99
(Loss)/gain on interest rate swaps	(2,902)	23	2,925
Profit for the period	16,013	21,022	5,009
Profit attributable to Partnership’s operations	16,191	21,022	4,831

For the three-month periods ended March 31, 2016 and 2017, we had an average of nine vessels operating in our owned fleet having 795 and 810 operating days, respectively.

Revenues: Revenues increased by $0.9 million, or 1.6%, from $56.1 million for the three-month period ended March 31, 2016, to $57.0 million for the same period in 2017. The increase in revenues is mainly attributable to an increase of $1.5 million due to off-hire days for scheduled dry-dockings in the first quarter of 2016, partially offset by a decrease of $0.6 million due to decreased calendar days in the first quarter of 2017 as compared to the same period in 2016. The average daily hire rate marginally decreased from $70,600 for the three-month period ended March 31, 2016 to $70,361 for the three-month period ended March 31, 2017.

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Vessel Operating Costs: Vessel operating costs decreased by $1.5 million, or 11.8%, from $12.7 million for the three-month period ended March 31, 2016, to $11.2 million for the same period in 2017. The decrease is mainly attributable to a decrease of $1.0 million in technical maintenance expenses, mainly related to the scheduled dry-dockings and other planned repairs performed in the first quarter of 2016, a decrease of $0.4 million in insurance expenses and a net decrease of $0.1 million in all other expenses. As a result, daily operating cost per vessel decreased from $15,565 per day for the three-month period ended March 31, 2016 to $13,788 per day for the three-month period ended March 31, 2017.

Depreciation: Depreciation decreased marginally by $0.1 million, or 0.8%, from $12.5 million for the three-month period ended March 31, 2016 to $12.4 million for the same period in 2017.

General and Administrative Expenses: General and administrative expenses increased marginally by $0.2 million, or 6.9%, from $2.9 million for the three-month period ended March 31, 2016, to $3.1 million for the same period in 2017. The increase is mainly attributable to an increase in administrative expenses of $0.2 million for services provided under the administrative services agreement with GasLog related to the GasLog Seattle acquired from GasLog in November 2016.

Financial Costs: Financial costs increased by $0.6 million, or 7.3%, from $8.2 million for the three-month period ended March 31, 2016, to $8.8 million for the same period in 2017. The increase is attributable to an increase of $0.7 million in interest expense on loans, an increase in commitment fees of $0.1 million mainly from the revolving credit facility with GasLog, partially offset by a decrease in amortization of loan fees of $0.2 million, mainly driven by the accelerated amortization of loan related fees for the $305.50 million refinanced on April 5, 2016. During the three-month period ended March 31, 2016, we had an average of $872.4 million of outstanding indebtedness with a weighted average interest rate of 3.1%, compared to an average of $814.2 million of outstanding indebtedness with a weighted average interest rate of 3.7% during the three-month period ended March 31, 2017.

(Loss)/Gain on Interest Rate Swaps: Loss on interest rate swaps decreased by $2.9 million, from a loss of $2.9 million for three-month period ended March 31, 2016, to a gain of $0.02 million for the same period in 2017. The decrease is mainly attributable to a decrease in loss of $2.9 million from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss.

Profit for the Period: Profit for the period increased by $5.0 million, or 31.3%, from $16.0 million for the three-month period ended March 31, 2016, to $21.0 million for the same period in 2017, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership increased by $4.8 million, or 29.6%, from $16.2 million for the three-month period ended March 31, 2016, to $21.0 million for the three-month period ended March 31, 2017. The increase is mainly attributable to the profit from operations of the GasLog Seattle, acquired by the Partnership on November 1, 2016, which was partially offset by the interest expense with respect to the outstanding debt of the specified vessel, and also to the increase in profit from operations of the existing fleet, mainly due to the scheduled dry-dockings and planned repairs performed in the first quarter of 2016.

Specifically, the profit attributable to the Partnership was affected by (a) an increase in revenues of $6.7 million contributed by the GasLog Seattle and a $1.0 million increase in revenues from the existing vessels (mainly attributable to the scheduled dry-dockings in the three-month period ended March 31, 2016), (b) a marginal decrease in operating expenses attributable to the Partnership of $0.2 million (the decrease in operating expenses from the existing vessels of $1.5 million, mainly attributable to scheduled dry-dockings and planned repairs in 2016, was almost entirely offset by the operating expenses of the GasLog Seattle in 2017 of $1.3 million) and (c) an increase in depreciation expense attributable to the Partnership of $1.3 million, resulting primarily from the acquisition of the GasLog Seattle.

In addition, the profit attributable to the Partnership was further reduced by (a) an increase in general and administrative expenses attributable to the Partnership of $0.3 million, from $2.8 million for the three-month period ended March 31, 2016, to $3.1 million for the three-month period ended March 31, 2017, which is primarily attributable to an increase in administrative fees and share-based compensation and (b) an increase in financial costs attributable to the Partnership of $1.6 million, from $7.2 million for the three-month period ended March 31, 2016, to $8.8 million for the three-month period ended March 31, 2017, mainly attributable to the interest expense of the outstanding debt of the GasLog Seattle after its dropdown to the Partnership.

The above discussion of revenues, operating expenses, depreciation expense, voyage expenses and commissions, general and administrative expenses and net financial costs attributable to the Partnership for the three-month period ended March 31, 2016, are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report. The Partnership Performance Results reported in the first quarter of 2017 are the same as the IFRS Common Control Reported Results for the respective period since there were no vessel acquisitions from GasLog during the quarter, which would have resulted in retrospective adjustment of the historical financial statements.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

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As of March 31, 2017, we had $129.4 million of cash and cash equivalents, of which $42.9 million is held in current accounts and $86.5 million was held in time deposits.

As of March 31, 2017, we had an aggregate of $800.8 million of indebtedness outstanding under our credit facilities, of which $104.3 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $42.9 million.

As of March 31, 2017, $60.1 million under the junior tranche of the credit agreement that subsidiaries of the Partnership and GasLog entered into on February 18, 2016 (the “Five Vessel Refinancing”) was reclassified under “Borrowings – current portion” following a notice of prepayment issued by the respective subsidiaries on March 24, 2017 and was prepaid on April 5, 2017, as described below.

On April 3, 2017, the Partnership signed a deed of termination with respect to its revolving credit facility with GasLog. On the same date, the Partnership entered into a new unsecured five year term loan of $45.0 million and a five year revolving credit facility of $30.0 million with GasLog (together, the “New Sponsor Credit Facility”). Subsequently, on April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60.1 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018. Each borrowing under the New Sponsor Credit Facility will accrue interest at a rate of 9.125% per annum.

The New Sponsor Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the New Sponsor Facility covenants that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership’s board of directors and any amendment to our limited partnership agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the New Sponsor Credit Facility.

The Partnership has entered into three interest rate swap agreements with GasLog at a notional value of $390.0 million in aggregate, maturing between 2020 and 2022. As of March 31, 2017, the Partnership has hedged 48.1% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.63% (excluding margin).

Working Capital Position

As of March 31, 2017, our current assets totaled $139.9 million and current liabilities totaled $133.4 million, resulting in a positive working capital position of $6.5 million.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Three-month period ended March 31, 2016 compared to the three-month period ended March 31, 2017

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Three months ended
	March 31, 2016	March 31, 2017

	(in thousands of U.S. dollars)
Net cash provided by operating activities	40,654	30,728
Net cash (used in)/provided by investing activities	(1,154)	1,617
Net cash (used in)/provided by financing activities	(42,147)	46,577

Net Cash provided by Operating Activities:

Net cash provided by operating activities decreased by $10.0 million, from $40.7 million in the three-month period ended March 31, 2016 to $30.7 million in the three-month period ended March 31, 2017. The decrease of $10.0 million is mainly attributable to a decrease of $11.6 million caused by movements in working capital accounts and an increase of $0.7 million in cash paid for interest, partially offset by a decrease of $1.6 million in vessel operating costs and an increase of $0.9 million in revenues.

Net Cash (used in)/provided by Investing Activities:

Net cash used in investing activities decreased by $2.8 million, from cash used in investing activities of $1.2 million in the three-month period ended March 31, 2016, to cash provided by investing activities of $1.6 million in the three-month period ended March 31, 2017. The decrease of $2.8 million is attributable to an increase in net cash from short-term investments of $1.5 million, a decrease of $1.2 million in payments for vessels and an increase in financial income of $0.1 million.

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Net Cash (used in)/provided by Financing Activities:

Net cash used in financing activities decreased by $88.7 million, from cash used in financing activities of $42.1 million in the three-month period ended March 31, 2016, to cash provided by financing activities of $46.6 million in the three-month period ended March 31, 2017. The decrease of $88.7 million is attributable to net public offering proceeds of $80.0 million in the first quarter of 2017, a decrease of $5.3 million in payments of loan issuance costs, a decrease in bank loan repayments of $3.7 million and the $3.5 million payment of the dividend due prior to the GasLog Seattle dropdown in 2016, partially offset by an increase of $3.8 million in distributions paid.

Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of March 31, 2017:

	On and after March 31,	For the years ending December 31,
	2017	2018	2019	2020	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$172.5	$189.4	$140.0	$62.8	$564.7
Total contracted days(1)	2,445	2,729	2,081	909	8,164
Total available days(5)	2,445	3,195	3,285	3,204	12,129
Total unfixed days(6)	—	466	1,204	2,295	3,965
Percentage of total contracted days/total available days	100.00%	85.4%	63.3%	28.4%	67.3%

(1)	Reflects time charter revenues and contracted days for the nine LNG carriers in our fleet as of March 31, 2017.

(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of March 31, 2017 for the nine LNG carriers in our fleet. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer, or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 13, 2017. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

7

GASLOG PARTNERS LP

F-1

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and March 31, 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2016	March 31, 2017
Assets
Non-current assets
Other non-current assets		928	532
Derivative financial instruments	9	6,008	5,865
Vessels	4	1,419,833	1,407,471
Total non-current assets		1,426,769	1,413,868
Current assets
Trade and other receivables		3,158	2,722
Inventories		2,062	2,042
Due from related parties	3	4,353	4,766
Prepayments and other current assets		838	987
Short-term investments		1,500	—
Cash and cash equivalents		50,458	129,380
Total current assets		62,369	139,897
Total assets		1,489,138	1,553,765
Partners’ equity and liabilities
Partners’ equity
Common unitholders (24,572,358 units issued and outstanding as of December 31, 2016 and 28,442,358 units issued and outstanding as of March 31, 2017)		565,408	644,331
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2016 and March 31, 2017)		60,988	61,278
General partner (701,933 units issued and outstanding as of December 31, 2016 and 780,913 units issued and outstanding as of March 31, 2017)		10,095	11,745
Incentive distribution rights (“IDR”)		5,878	6,226
Total partners’ equity		642,369	723,580
Current liabilities
Trade accounts payable		1,421	1,940
Due to related parties	3	255	189
Derivative financial instruments	9	1,836	1,045
Other payables and accruals	7	29,323	25,945
Borrowings—current portion	6	45,122	104,277
Total current liabilities		77,957	133,396
Non-current liabilities
Borrowings—non-current portion	6	768,630	696,566
Other non-current liabilities		182	223
Total non-current liabilities		768,812	696,789
Total partners’ equity and liabilities		1,489,138	1,553,765

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

For the three months ended March 31, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended
	Note	March 31, 2016	March 31, 2017
		(restated) (1)
Revenues		56,127	56,993
Vessel operating costs		(12,748)	(11,168)
Voyage expenses and commissions		(799)	(715)
Depreciation	4	(12,531)	(12,362)
General and administrative expenses	8	(2,942)	(3,084)
Profit from operations		27,107	29,664
Financial costs	10	(8,210)	(8,782)
Financial income		18	117
(Loss)/gain on interest rate swaps	10	(2,902)	23
Total other expenses, net		(11,094)	(8,642)
Profit and other comprehensive income for the period		16,013	21,022

Earnings per unit attributable to the Partnership, basic and diluted:	13
Common unit (basic and diluted)		0.49	0.54
Subordinated unit		0.49	0.52
General partner unit		0.50	0.56

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. acquired on November 1, 2016 from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the three months ended March 31, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		IDR	Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units
Balance at January 1, 2016 (as restated(1))	645,811	8,842	21,822,358	507,433	9,822,358	59,786	2,117	578,178	34,315	612,493
Loss attributable to GasLog’s operations (see Note 13)	—	—	—	—	—	—	—	—	(178)	(178)
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	144	144
Total comprehensive loss attributable to GasLog’s operations	—	—	—	—	—	—	—	—	(34)	(34)
Distribution declared	—	(314)	—	(10,431)	—	(4,695)	(271)	(15,711)	—	(15,711)
Share-based compensation	—	1	—	27	—	12	12	52	—	52
Partnership’s profit (see Note 13)	—	324	—	10,679	—	4,807	381	16,191	—	16,191
Total comprehensive income	—	324	—	10,679	—	4,807	381	16,191	(34)	16,157
Balance at March 31, 2016 (as restated(1))	645,811	8,853	21,822,358	507,708	9,822,358	59,910	2,239	578,710	34,281	612,991

Balance at January 1, 2017	701,933	10,095	24,572,358	565,408	9,822,358	60,988	5,878	642,369	—	642,369
Net proceeds from public offering and issuance of general partner units (Note 5)	78,980	1,619	3,870,000	78,025	—	—	—	79,644	—	79,644
Distribution declared (see Note 12)	—	(391)	—	(13,878)	—	(4,813)	(467)	(19,549)	—	(19,549)
Share-based compensation	—	2	—	52	—	18	22	94	—	94
Partnership’s profit (see Note 13)	—	420	—	14,724	—	5,085	793	21,022	—	21,022
Partnership’s total comprehensive income	—	420	—	14,724	—	5,085	793	21,022	—	21,022
Balance at March 31, 2017	780,913	11,745	28,442,358	644,331	9,822,358	61,278	6,226	723,580	—	723,580

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. acquired on November 1, 2016 from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2016	March 31, 2017
		(restated) (1)
Cash flows from operating activities:
Profit for the period		16,013	21,022
Adjustments for:
Depreciation		12,531	12,362
Financial costs		8,210	8,782
Financial income		(18)	(117)
Unrealized loss/(gain) on interest rate swaps held for trading		2,235	(648)
Recycled loss of cash flow hedges reclassified to profit or loss		144	—
Share-based compensation		68	135
		39,183	41,536
Movements in working capital		9,257	(2,309)
Cash provided by operations		48,440	39,227
Interest paid		(7,786)	(8,499)
Net cash provided by operating activities		40,654	30,728
Cash flows from investing activities:
Payments for vessels’ additions		(1,172)	—
Financial income received		18	117
Maturity of short-term investments		—	1,500
Net cash (used in)/provided by investing activities		(1,154)	1,617
Cash flows from financing activities:
Borrowings repayments		(17,625)	(13,898)
Payment of loan issuance costs		(5,285)	—
Proceeds from public offering and issuance of general partner units, net of underwriters’ discount		—	80,141
Payment of offering costs		(26)	(117)
Distributions paid		(15,711)	(19,549)
Dividend due to GasLog before vessel dropdown		(3,500)	—
Net cash (used in)/provided by financing activities		(42,147)	46,577
(Decrease)/increase in cash and cash equivalents		(2,647)	78,922
Cash and cash equivalents, beginning of the period		62,677	50,458
Cash and cash equivalents, end of the period		60,030	129,380

Non-Cash Investing and Financing Activities:	11
Capital expenditures included in liabilities at the end of the period		1,660	—
Financing costs included in liabilities at the end of the period		1,098	—
Financing costs paid through related parties		16	—
Offering costs included in liabilities at the end of the period		—	385

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. acquired on November 1, 2016 from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

The comparative financial statements for the three months ended March 31, 2016 have been retrospectively adjusted to reflect the historical results of GAS-seven Ltd., the entity that owns the GasLog Seattle, a 155,000 cubic meter (“cbm”) LNG carrier, which was acquired by the Partnership on November 1, 2016. This acquisition was accounted for as a reorganization of companies under common control and the Partnership’s historical results were retroactively restated to reflect the historical results of GAS-seven Ltd. from the date of its incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiary.

As of March 31, 2017, GasLog holds a 27.57% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of March 31, 2017, the companies listed below were 100% held by the Partnership:

	Place of	Date of			Cargo Capacity
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2016, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 13, 2017.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2016. On April 26, 2017, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2016.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under existing debt and equity financing. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on acceptable terms.

F-6

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In February 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments, which were effective for annual periods beginning on or after January 1, 2017, had a disclosure impact on the Partnership’s financial statements; refer to Notes 6 and 9.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. Management anticipates that the implementation of this standard will not have a material impact on the Partnership’s financial statements since the Partnership’s revenues are generated by long-term contracts with charterers.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management anticipates that the implementation of this standard will not have a material impact on the Partnership’s financial statements, since the changes for lessors are fairly minor.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Partnership’s financial statements.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties

	December 31, 2016	March 31, 2017
Due from GasLog LNG Services (a)	4,353	4,766

Amounts due to related parties

	December 31, 2016	March 31, 2017
Due to GasLog (b)	255	189

(a)	The balances represent mainly amounts advanced to the Manager to cover future operating expenses of the Partnership.
(b)	The balances represent payments made by GasLog on behalf of the Partnership.

F-7

Loans due to related parties

Upon completion of the IPO on May 12, 2014, the Partnership entered into a $30,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility was for a term of 36 months, unsecured and bore interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance.

As of March 31, 2017 and December 31, 2016, no amounts were outstanding under the revolving credit facility, which was terminated on April 3, 2017 (Note 16).

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three months ended March 31, 2016 and 2017:

			For the three months ended
Company	Details	Account	March 31, 2016	March 31, 2017
GasLog	Commercial management fee(i)	General and administrative expenses	855	810
GasLog	Administrative services fee(ii)	General and administrative expenses	1,176	1,423
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,242	1,242
GasLog	Interest expense on revolving credit facility (Note 6)	Financial costs	228	—
GasLog	Commitment fee on revolving credit facility (Note 6)	Financial costs	91	180
GasLog	Interest on intercompany swap (Note 10)	Loss on interest rate swaps	—	625

(i)	Commercial Management Agreements

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540 that was amended to $360 when the vessel was acquired by the Partnership on November 1, 2016.

The same provisions are included in the commercial management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with GasLog upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Commercial Management Agreements and the commercial management agreement between GAS-seven Ltd. and GasLog, the “Commercial Management Agreements”).

(ii)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog receives a service fee of $588 per vessel per year in connection with providing services under this agreement. On November 16, 2016, the board of directors approved an increase in the service fee payable to GasLog under the terms of the Administrative Services Agreement. With effect from January 1, 2017, the service fee increased to $632 per vessel per year.

(iii)	Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel’s delivery form the shipyard in 2013, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and in the case of GAS-seven Ltd. to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure.
F-8

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
As of January 1, 2017	1,567,834
Additions	—
As of March 31, 2017	1,567,834

Accumulated depreciation
As of January 1, 2017	148,001
Depreciation expense	12,362
As of March 31, 2017	160,363

Net book value
As of December 31, 2016	1,419,833
As of March 31, 2017	1,407,471

All vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

5. Partners’ Equity

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. In addition, the option to purchase additional shares was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriter of the option to purchase additional shares, after deducting underwriting discounts and other offering expenses, were $78,025. In connection with the offering, the Partnership also issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,619.

6. Borrowings

	December 31, 2016	March 31, 2017
Amounts due within one year	48,081	108,206
Less: unamortized deferred loan issuance costs	(2,959)	(3,929)
Borrowings – current portion	45,122	104,277
Amounts due after one year	776,915	702,892
Less: unamortized deferred loan issuance costs	(8,285)	(6,326)
Borrowings – non-current portion	768,630	696,566
Total	813,752	800,843

The main terms of the bank loan facilities and the $30,000 revolving credit facility with GasLog that the Partnership entered into in connection with its IPO (the “Old Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2016. Refer to Note 7 “Borrowings”. As of March 31, 2017, $60,125 under the junior tranche of the credit agreement that subsidiaries of the Partnership and GasLog entered into on February 18, 2016 (the “Five Vessel Refinancing”) was reclassified under “Borrowings – current portion” following a notice of prepayment issued by the respective subsidiaries on March 24, 2017. The relevant amount was prepaid on April 5, 2017 (Note 16).

GasLog Partners was in compliance with its financial covenants as of March 31, 2017.

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Borrowings outstanding as of January 1, 2017	813,752	—	—	813,752
Borrowings repayments	—	(13,898)	—	(13,898)
Amortization of deferred loan issuance costs (Note 10)	—	—	989	989
Borrowings outstanding as of March 31, 2017	813,752	(13,898)	989	800,843
F-9

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2016	March 31, 2017
Unearned revenue	17,419	14,884
Accrued legal and professional fees	171	583
Accrued management, commercial and administrative fees	—	100
Accrued crew costs	2,400	2,166
Accrued off-hire	141	141
Accrued purchases	1,091	874
Accrued interest	6,857	6,197
Accrued board of directors’ fees	188	188
Other payables and accruals	1,056	812
Total	29,323	25,945

8. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended
	March 31, 2016	March 31, 2017
Board of directors’ fees	269	238
Share-based compensation	68	135
Legal and professional fees	247	327
Commercial management fees (Note 3)	855	810
Administrative fees (Note 3)	1,176	1,423
Foreign exchange differences, net	154	65
Other expenses, net	173	86
Total	2,942	3,084

9. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2016	March 31, 2017
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	6,008	5,865
Total	6,008	5,865
Derivative financial instruments, non-current asset	6,008	5,865
Total	6,008	5,865

The fair value of the derivative liabilities is as follows:

	December 31, 2016	March 31, 2017
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	1,836	1,045
Total	1,836	1,045
Derivative financial instruments, current liability	1,836	1,045
Total	1,836	1,045

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amounts based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amounts at the respective fixed rates.

F-10

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2016	March 31, 2017
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.715%	130,000	130,000
						390,000	390,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of March 31, 2017. The change in the fair value of the derivative contracts for the three months ended March 31, 2017 amounted to a gain of $648 (for the three months ended March 31, 2016: loss of $2,235), which was recognized against profit or loss in the period incurred and is included in (Loss)/gain on interest rate swaps. During the three months ended March 31, 2017, the gain of $648 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was higher than the agreed fixed interest rates resulting in a decrease in net derivative liabilities from interest rate swaps held for trading.

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2017	4,172	—	4,172
Unrealized gain on interest rate swaps held for trading (Note 10)	—	648	648
Net derivative assets as of March 31, 2017	4,172	648	4,820

10. Financial Costs and (Loss)/Gain on Interest Rate Swaps

An analysis of financial costs is as follows:

	For the three months ended
	March 31, 2016	March 31, 2017
Amortization of deferred loan issuance costs (Note 6)	(1,147)	(989)
Interest expense on loans	(6,858)	(7,526)
Commitment fees	(91)	(209)
Other financial costs including bank commissions	(114)	(58)
Total financial costs	(8,210)	(8,782)

An analysis of (loss)/gain on interest rate swaps is as follows:

	For the three months ended
	March 31, 2016	March 31, 2017
Unrealized (loss)/gain on interest rate swaps held for trading (Note 9)	(2,235)	648
Realized loss on interest rate swaps held for trading	(523)	(625)
Recycled loss of cash flow hedges reclassified to profit or loss	(144)	—
Total (loss)/gain on interest rate swaps	(2,902)	23

11. Non-cash Items on Statements of Cash Flows

As of March 31, 2017, there were offering costs of $385 which had not been paid during the period ended March 31, 2017 and were included in current liabilities (December 31, 2016: $5).

As of March 31, 2016, there were capital expenditures of $1,660 which had not been paid during the period ended March 31, 2016 and were included in current liabilities (December 31, 2015: $213).

As of March 31, 2016, there were financing costs of $1,098 which had not been paid during the period ended March 31, 2016 and were included in liabilities (December 31, 2015: $30).

As of March 31, 2016, there were financing costs paid by related parties of $16 (December 31, 2015: $44).

F-11

As of March 31, 2016, there were no offering costs paid through related parties (December 31, 2015: $26).

As of March 31, 2016, there were no dividends declared which had not been paid during the year ended December 31, 2016 and were included in liabilities (December 31, 2015: $7,800).

12. Cash Distributions

On January 26, 2017, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2016, of $0.49 per common unit. The cash distribution was paid on February 10, 2017, to all unitholders of record as of February 6, 2017.

13. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended
	March 31, 2016	March 31, 2017
Profit for the period	16,013	21,022
Less:
Loss attributable to GasLog’s operations*	178	—
Partnership’s profit for basic and diluted EPU	16,191	21,022
Partnership’s profit attributable to:
Common unitholders	10,679	14,724
Subordinated unitholders	4,807	5,085
General partner	324	420
Incentive distribution rights**	381	793
Weighted average number of units outstanding (basic)
Common units	21,822,358	27,244,025
Subordinated units	9,822,358	9,822,358
General partner units	645,811	756,457
Earnings per unit (basic)
Common unitholders	0.49	0.54
Subordinated unitholders	0.49	0.52
General partner	0.50	0.56
Weighted average number of units outstanding (diluted)
Common units	21,822,358	27,289,262
Subordinated units	9,822,358	9,822,358
General partner units	645,811	756,457
Earnings per unit (diluted)
Common unitholders	0.49	0.54
Subordinated unitholders	0.49	0.52
General partner	0.50	0.56

*	Includes the loss of GAS-seven Ltd. for the period prior to its transfer to the Partnership on November 1, 2016. While such amounts are reflected in the Partnership’s financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control (Note 1), GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in November 2016 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

**	Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership’s initial public offering. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

14. Share-based Compensation

The terms of the 2015 Long-Term Incentive Plan (the “2015 Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 19 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2016.

F-12

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the period	—	—	—
Outstanding as of March 31, 2017	41,924	1.59	820
PCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the period	—	—	—
Outstanding as of March 31, 2017	41,924	1.59	820

The total expense recognized in respect of equity-settled employee benefits for the three months ended March 31, 2017 was $135 (for the three months ended March 31, 2016: $68). The total accrued cash distribution as of March 31, 2017 is $223 (December 31, 2016: $182) and is included under “Other non-current liabilities”.

15. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of March 31, 2017 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	March 31, 2017
Not later than one year	227,600
Later than one year and not later than three years	297,057
Later than three years and not later than five years	40,017
Total	564,674

On March 23, 2017, GasLog Partners signed an agreement to acquire 100% of the shares in the entity that owns and charters the GasLog Greece from GasLog. The GasLog Greece is a 174,000 cbm tri-fuel diesel electric LNG carrier built in 2016 which is chartered to Shell through March 2026. The aggregate purchase price for the acquisition will be $219,000, which includes $1,000 for positive net working capital balances transferred with the vessel. GasLog Partners expects to finance the acquisition with cash on hand, including proceeds from its recent equity offering, and the assumption of the GasLog Greece’s outstanding indebtedness of $151,423.

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group plc of 83.33% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of March 31, 2017 by GasLog. These spares are expected to be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

16. Subsequent Events

On April 3, 2017, GasLog Partners signed a deed of termination with respect to the Old Sponsor Credit Facility. On the same date, GasLog Partners entered into a new unsecured five year term loan of $45,000 and a five year revolving credit facility of $30,000 with GasLog (together, the “New Sponsor Credit Facility”). Subsequently, on April 5, 2017, an amount of $45,000 under the term loan facility and an amount of $15,000 under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60,125 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

On April 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.50 per common unit for the quarter ended March 31, 2017. The cash distribution is payable on May 12, 2017, to all unitholders of record as of May 8, 2017. The aggregate amount of the declared distribution will be $20.1 million. The subordination period on the existing subordinated units held by GasLog will extend until the second business day following this cash distribution. Upon expiration of the subordination period, each outstanding subordinated unit (100% held by GasLog) will automatically convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

F-13

APPENDIX A

Supplemental Non-GAAP Partnership Performance Information and Reconciliation Tables

Our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership. The non-GAAP Partnership Performance Results presented below exclude amounts related to GAS-seven Ltd., the owner of the GasLog Seattle, for the period prior to its transfer to the Partnership on November 1, 2016. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfer to the Partnership was accounted for as a reorganization of entities under common control under IFRS, GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in November 2016, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels acquired prior to their transfer to the Partnership.

Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended March 31, 2017 are fully attributable to the Partnership. The Partnership Performance Results reported in the first quarter of 2017 are the same as the IFRS Common Control Reported Results for the respective period since there were no vessel acquisitions from GasLog during the quarter, which would have resulted in retrospective adjustment of the historical financial statements.

These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	Partnership Performance Results
	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	March 31, 2016	March 31, 2017
Revenues	49,358	56,993
Vessel operating costs	(11,394)	(11,168)
Voyage expenses and commissions	(714)	(715)
Depreciation	(11,103)	(12,362)
General and administrative expenses	(2,793)	(3,084)
Profit from operations	23,354	29,664
Financial costs	(7,181)	(8,782)
Financial income	18	117
Gain on interest rate swaps	—	23
Total other expenses, net	(7,163)	(8,642)
Partnership’s profit for the period	16,191	21,022

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

	For the three months ended March 31, 2016
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	6,769	49,358	56,127
Vessel operating costs	(1,354)	(11,394)	(12,748)
Voyage expenses and commissions	(85)	(714)	(799)
Depreciation	(1,428)	(11,103)	(12,531)
General and administrative expenses	(149)	(2,793)	(2,942)
Profit from operations	3,753	23,354	27,107
Financial costs	(1,029)	(7,181)	(8,210)
Financial income	—	18	18
Loss on interest rate swaps	(2,902)	—	(2,902)
Total other expenses, net	(3,931)	(7,163)	(11,094)
(Loss)/profit for the period	(178)	16,191	16,013
A-1

	For the three months ended March 31, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	56,993	56,993
Vessel operating costs	—	(11,168)	(11,168)
Voyage expenses and commissions	—	(715)	(715)
Depreciation	—	(12,362)	(12,362)
General and administrative expenses	—	(3,084)	(3,084)
Profit from operations	—	29,664	29,664
Financial costs	—	(8,782)	(8,782)
Financial income	—	117	117
Gain on interest rate swaps	—	23	23
Total other expenses, net	—	(8,642)	(8,642)
Profit for the period	—	21,022	21,022
A-2